Michael Wilemon

Chief Financial Officer

iSatori, Inc.

15000 W. 6th Avenue, Suite 202

Golden, Colorado 80401

June 13, 2013

VIA EDGAR AND FACSIMILE

Karl Hiller

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:

iSatori, Inc.

Current Report on Form 8-K

Filed June 4, 2013

File No. 001-11900

Dear Mr. Hiller:

The Company is in receipt of the comment letter dated June 7, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced Current Report on Form 8-K (the “Original 8-K”).  The Company filed via EDGAR an amended Current Report on Form 8-K (“Amendment No. 1”) on June 13, 2013 to reflect changes made in response to the Comment Letter.

The Company submits this letter in response to the Comment Letter.  For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.

Form 8-K filed June 4, 2013

1.

The guidance in Item 304(a)(1)(iv) of Regulation S-K requires that you state whether, during your two most recent fiscal years and any subsequent interim period preceding the resignation, declination or dismissal, there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Please expand your disclosure to address the circumstances in the subsequent interim period and obtain and file an updated Exhibit 16 letter in an amendment to your Form 8-K.

Response:  The Company has revised the disclosure as requested.  Please see Amendment No. 1.

2.

One you engage a new auditor you will need to file another amendment to your Form 8-K to provide the disclosures required by Item 304(a)(2) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and will file another amendment to the Original 8-K when the Company engages a new auditor.

Registrant’s Closing Comments

We acknowledge a) that we are responsible for the adequacy and accuracy of the disclosure in the filing, b) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have endeavored to provide you with everything requested.  Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (303) 215-9174 ext. 101.

Sincerely,

/s/ Michael Wilemon

Michael Wilemon
Chief Financial Officer